UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

The Registrant held its annual meeting of shareholders at 8:00 pm China time (8:00 am Eastern Time) on June 3, 2021, at Sofitel Haikou located at 105 Binhai Ave, Longhua District, Haikou, Hainan. Holders of 34,327,220 ordinary shares of the Registrant were present in person or by proxy at the annual meeting, representing approximately 37.99% of the total 90,356,629 outstanding ordinary shares and therefore constituting a quorum of more than one-third of the shares outstanding and entitled to vote at the annual meeting of shareholders as of the record date of April 27, 2021. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Election of Directors;

The following individuals were elected as directors to serve on the Board of Directors (the “Board”) until the annual meeting of shareholders for the year ending June 30, 2021 or until his or her successor is duly elected and qualified. No broker non-votes are counted.

Director’s Name	For	Against	Abstein
Biao Lu	34,107,799	121,967	97,454

Lili Jiang*	5,746,335	28,493,661	87,224

Long Yi	34,110,285	118,964	97,971

Yingxian Xiang	34,115,102	115,254	96,864

Hung-Jen Kuo	34,101,829	124,915	100,476

*	Lili Jiang tendered her resignation as director on May 11, 2021. Jehan Zeb Khan was appointed as the succeeding director effective May 11, 2021 until the Registrant’s next annual meeting. As noted below, subsequent to the June 3, 2021 annual meeting, Mr. Khan was re-appointed to serve as a member of the Board until the annual meeting of the shareholders for the year ending June 30, 2021 or until his successor is duly elected and qualified.

2.	Ratification of Auditor;

The shareholders approved the proposal to ratify the appointment of Audit Alliance LLP as the Registrant’s independent registered accountant for the fiscal year ending June 30, 2021. No broker non-votes are counted.

For	Against	Abstain
34,165,248	88,456	73,516

3.	Approval of 2021 Equity Incentive Plan

The shareholders approved the proposal to establish the 2021 Equity Incentive Plan, with an aggregate of Eight Million Five Hundred Thousand (8,500,000) ordinary shares to be available for awards. No broker non-votes are counted.

For	Against	Abstain
33,915,755	334,230	77,235

Appointment of Director

On June 3, 2021, at the recommendation of the Nominating Committee and the Compensation Committee, the Board approved and confirmed the appointment of Jehan Zeb Khan as the succeeding director of the Company, with a monthly compensation of $3,000, effective June 3, 2021 until the Company’s next annual meeting of shareholders for the year ending June 30, 2021 and until his earlier death, resignation or removal.

Mr. Khan joined Color China Entertainment Co., Ltd., a wholly-owned subsidiary of the Registrant, as the CEO in 2021, in charge of the development of Internet intelligent applications, the development and update of AI and AR technologies, and celebrity artist docking. Mr. Khan has many years of experience in the Internet industry and has strong working capabilities for company management and business development. Mr. Khan graduated from the University of the Punjab BS Computer Science in Pakistan in 2000. After graduation, he started his own business and established a “New Network” personal studio, aiming to solve Internet problems for small and medium-sized enterprises, including the development of applications, the production of company webpages, etc. and to companies develop artificial intelligence software, including automatic trajectory search.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 7, 2021

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Biao LU
Name:	Biao LU
Title:	Chief Executive Officer

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